Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:

    Rogers Announces Two-For-One Stock Split and Dividend Increase

    Two-For-One Stock Split to be Effected Following December 15, 2006 Vote
    of Class A Shareholders;

    Annual Dividend Increased From C$0.15 to C$0.32 Per Share (pre-split)
    With Distributions Moving From Semi-Annually to Quarterly

    TORONTO, Oct. 31 /CNW/ - Rogers Communications Inc. ("Rogers") announced that its Board of Directors will put forward a proposal to its Class A shareholders to split its Class A Voting and Class B Non-Voting shares on a two-for-one basis. Rogers also announced that its Board of Directors has approved an increase in its annual dividend from C$0.15 to C$0.32 per share
(on a pre-split basis) effective with a dividend it declared at the same time, with distributions to move from a semi-annual to a quarterly basis.
    "These actions reflect the confidence of our Board of Directors in the continued success of the strategies that we have employed to position Rogers as Canada's premier provider of communications, entertainment and information services," said Edward "Ted" Rogers, President and CEO of Rogers
Communications Inc. "These decisions also recognize the growing cash flows being generated by our business as well the Board's interest in helping to widen distribution and make Rogers shares accessible to a broader range of investors."

    Two-For-One Stock Split:

    The Board has called a special shareholder meeting for December 15, 2006 to approve a two-for-one split of Rogers' Class A Voting and Class B
Non-Voting shares. A simple majority of the Class A Voting shares is required to pass the proposal.
    Approximately 91% of the Class A Voting shares entitled to vote on this matter are controlled directly or indirectly by Rogers' controlling shareholder, Edward "Ted" Rogers, and Mr. Rogers has advised the Board of his intention to vote all such shares in favour of the proposed split.
    It is expected that shareholders of record as of the close of business
December 29, 2006 will receive one additional Rogers Communications Inc. share of the relevant class for each share held. Rogers expects that its transfer agent, Computershare Trust Company, will distribute the additional share certificates on or about January 5, 2007.
    Class A Shareholders will also be asked to approve at the special meeting an increase in the authorized number of Class A Voting shares that can be issued in order to accommodate the proposed split and the removal of the par value from the Class B Non-Voting shares.

    Dividend Increase:

    Rogers' Board of Directors has approved an increase in the annual dividend from C$0.15 to C$0.32 per Class A Voting and Class B Non-Voting share
(on a pre-split basis) effective immediately.
    The Board also modified Rogers' dividend distribution policy to now make dividend distributions on a quarterly basis instead of semi-annually. The new quarterly dividend will be C$0.08 per each outstanding Class B Non-Voting share and Class A Voting share (on a pre-split basis). Such quarterly dividends are only payable as and when declared by Rogers' Board and there is no entitlement to any dividend prior thereto.
    The Board has declared the first quarterly dividend of C$0.08 cents per share (on a pre-split basis) for each of the outstanding Class B Non-Voting shares and Class A Voting shares reflecting the increased C$0.32 per share annual dividend level and the new quarterly distribution schedule. This quarterly dividend will be paid on January 2, 2007 to shareholders of record on December 20, 2006.

    About the Company: Rogers Communications Inc. is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking and broadband Internet connectivity to small, medium and large businesses and government agencies across the country. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing, and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

    Caution Regarding Forward-Looking Statements: This press release includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition.
These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. Statements containing expressions such as "could", "expect", "may", "anticipate", "assume", "believe", "intend",
"estimate", "plan", "guidance", and similar expressions generally constitute forward-looking statements. Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.
    We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee.
Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decisions and for a more detailed discussion of the risks, uncertainties, material factors and assumptions associated with our business that were applied in drawing conclusions or making a forecasts set out in such forward-looking information, see the MD&A sections of our 2005 Annual Report entitled "Risks and Uncertainties" (found on pages 62 to 74) and "Material
Assumptions" (found on pages 88 to 89), as well as the "Updates to Risks and
Uncertainties" and "Government Regulation and Regulatory Developments"
sections herein. Our annual and quarterly reports can be found at
www.rogers.com, www.sedar.com, and www.sec.gov.
    %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.

CNW 11:30e 02-NOV-06